FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                            Report of Foreign Issuer

           For the period of September 12 2006 to October 02 2006

                                  VERNALIS PLC

                                  Oakdene Court
                                613 Reading Road
                                    Winnersh
                                   Wokingham
                               Berkshire RG41 5UA


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________



Enclosures:

1.  News release dated 12 September 2006 announcing 'Interim Results'

2.  News release dated 13 September 2006 announcing 'Director/PDMR Shareholding'

3.  News release dated 20 September 2006 announcing 'Filing of Frova(R)'

4.  News release dated 20 September 2006 announcing 'UBS Global Life Sciences
    Conf'



12 September 2006

                     Vernalis Plc: Interim Results for the
                         six months ended 30 June 2006

           - Vernalis Delivers on Significant Clinical Milestones and
                       Establishes Commercial Operation -

Vernalis plc (LSE: VER, Nasdaq: VNLS) today announced its interim results for the six months ended 30 June 2006.

Highlights

   - U.S. commercial business fully operational detailing Apokyn(R) and Frova(R)
   - Strong financial position with closing cash of GBP50.9 million
   - Losses reduced at GBP19.4 million (2005: GBP20 million)
   - Frova(R) supplemental New Drug Application (sNDA) submitted to US FDA for the prevention of menstrual migraine (MM)
   - V1003 (partial opioid agonist) meets primary end point in Phase IIa study for the management of post-operative pain
   - Significant progress towards initiation of four further clinical trials in H2 2006

       o  V1512 (methylester of levadopa) Phase III study in Parkinson's disease
       o  V2006 (A2A antagonist) Phase II study in Parkinson's disease
       o  V24343 (CB1 antagonist) Phase I study in obesity
       o  Hsp90 (Hsp90 inhibitor) Phase I study in cancer

   - Entered into an agreement with Pfizer to sub-lease approximately half of premises at Granta Park, Cambridge

Simon Sturge, chief executive officer of Vernalis, commented:

"Vernalis is continuing to show substantial progress toward becoming a self-funding, sustainable R&D driven commercial business. Establishing our U.S. operation with the successful launch of Apokyn(R) and completing the Frova(R) clinical trials for the short-term prevention of menstrual migraine were significant achievements. The second half of 2006 is expected to have substantial news flow as we progress our drug candidates through the clinic and boost our product revenues."

U.S. Commercial Operation Fully Operational

During the first six months of 2006 Vernalis' North American commercial business became fully operational and is now marketing the Company's Parkinson's disease drug, Apokyn(R) (apomorphine hydrochloride injection), as well as co-promoting its migraine drug, Frova(R) (frovatriptan succinate) 2.5 mg tablets alongside its partner, Endo Pharmaceuticals (Endo).

Apokyn(R)

Vernalis' U.S. commercial operation has established its credibility through a significant increase in new prescriptions for Apokyn(R) following its re-launch in January 2006. However, gross sales for the first six months of 2006 of $2.3 million are somewhat below initial expectations because of lower levels of repeat business due to an under-reporting of patients who had discontinued their treatment during the period prior to acquisition by Vernalis. The lower sales in H1 2006 mean that, while we still believe gross sales for the full year will be within the guidance initially provided of $6 million - $7.5 million, we would now expect them to be at the lower end of this range. Net sales for the period, after provisions, were $1.8 million.

The substantial growth in new business, along with the new marketing initiatives including the Nurse Support Programme (The APOKYN(R) Circle of CareTM) and the introduction of product sampling, gives us considerable confidence in the potential of Apokyn(R).

Frova(R)

In May 2006 Vernalis completed the final Phase III pivotal efficacy study in MM patients who had failed on acute therapy, aimed at obtaining approval for Frova
(R) for use as an intermittent, short-term preventative treatment for MM. This study achieved its primary end point and, together with the Phase III efficacy and safety studies previously conducted, resulted in the submission of the sNDA to the FDA. If the sNDA is successful, Vernalis expects FDA approval in mid-2007.



Development Portfolio Update


Pain Franchise

   - V1003 (partial opioid agonist) - Achieved the primary endpoint in a Phase IIa study in acute post-operative pain. Vernalis is now working with its partner, Reckitt Benckiser, to identify the most appropriate development programme for nasal delivery of buprenorphine.
   - V3381 (dual NMDA antagonist/MAO-A inhibitor) - In August 2006,
     Vernalis started a Phase IIa trial in patients with neuropathic pain resulting from long-standing diabetes.

Neurology Franchise

   - V1512 (methylester of levadopa) - This potential treatment for Parkinson's disease has completed Phase II studies with a Phase III study expected to begin in H2 2006.
   - V10153 (thrombolytic) - Phase IIa trial in acute ischaemic stroke is on-going with the aim to determine whether V10153 can be clinically effective in patients up to 9 hours after the occurrence of a stroke. The trial is targeted to complete patient enrolment in H2 2006.
   - V2006 (A2A antagonist) - A series of Phase I trials has been completed. Vernalis' partner, Biogen Idec, is now responsible for moving forward into Phase II trials which are expected to start in H2 2006.

Other Programmes

   - V24343 (CB1 antagonist) - This potent and selective cannabinoid receptor antagonist is a potential treatment for obesity and related disorders. Vernalis expects to start Phase I testing in overweight and mildly obese volunteers in H2 2006.
   - Hsp90 (Hsp90 inhibitor) - Vernalis' partner, Novartis, has selected a clinical development candidate in this oncology programme. Phase I testing is expected to start in H2 2006.
   - MMPI-12 (metalloenzyme inhibitor) - Vernalis' partner, Serono, has completed a Phase I study of this matrix metalloprotease inhibitor looking at its therapeutic potential in inflammatory disorders including multiple sclerosis.


Financial Position

Revenues increased to GBP6.6 million in the first six months of 2006 from GBP5.9 million in the same period of 2005. In addition, Vernalis reduced its loss before taxes to GBP19.4 million during the first half of 2006 as compared to GBP20.0 million in the same period of 2005. Following a successful fund raising completed at the end of 2005, Vernalis' cash resources at the end of June 2006 totalled GBP50.9 million.

                                  ----ends----


Simon Sturge and Tony Weir, CEO and CFO of Vernalis respectively, will today host an analyst / investor presentation and conference call at 9:00 am BST to discuss the interim results.

This may be accessed by dialling: +44(0)1452 541076, and quoting 'Vernalis conference call.

A replay facility will be available for 7 days by dialling: +44(0)1452 550000, with the access code: 5493221#

Enquiries:

Vernalis plc

Simon Sturge, Chief Executive Officer
Tony Weir, Chief Financial Officer
Julia Wilson, Head of Corporate Communications         +44 (0)118 977 3133

Brunswick Group

Jon Coles
Justine McIlroy                                        +44 (0)20 7404 5959


About Vernalis Vernalis is a speciality bio-pharmaceutical company focused on products marketed to specialist neurologists. The company has two marketed products, Frova(R) and Apokyn(R), and a development pipeline focused on neurology and central nervous system disorders. The company has seven products in clinical development and development collaborations with leading, global pharmaceutical companies including Novartis, Biogen Idec and Serono:


-----------------------------------------------------------------------------------
Product   Indication   Phase   Phase   Phase   Registration   Market   Marketing
                                                                       Rights
                         I      II      III
-----------------------------------------------------------------------------------
Apokyn(R) Parkinson's                                           x      North
          Disease                                                      America
-----------------------------------------------------------------------------------

Frova(R)  Migraine                                              x      US
                                                                       milestones &
                                                                       royalties -
                                                                       Endo
                                                                       (EU -
                                                                       royalties)
-----------------------------------------------------------------------------------
Frova(R)  Menstrual                                 x                  US
          Migraine                                                     milestones &
          Prevention                                                   royalties -
                                                                       Endo
                                                                       (EU -
                                                                       royalties)
-----------------------------------------------------------------------------------
V1512     Parkinson's            x                                     World Wide
          Disease                                                      (excl.
                                                                       Italy)
-----------------------------------------------------------------------------------
V10153    Ischaemic              x                                     World Wide
          stroke
-----------------------------------------------------------------------------------
V1003     Acute Pain             x                                     US Profit
                                                                       share Option
                                                                       Reckitt
                                                                       Benckiser
-----------------------------------------------------------------------------------
V3381     Neuropathic            x                                     World Wide
          Pain
-----------------------------------------------------------------------------------
V2006     Parkinson's    x                                             US
          Disease                                                      Co-promotion
                                                                       Biogen
                                                                       Idec
-----------------------------------------------------------------------------------
MMPI      Multiple       x                                             None -
          Sclerosis                                                    royalty
                                                                       (Serono)
-----------------------------------------------------------------------------------



Vernalis has established a U.S. commercial operation to promote Apokyn(R) and co-promote Frova(R) alongside its North American licensing partner, Endo Pharmaceuticals, progressing the company towards its goal of becoming a sustainable, self-funding, R&D-driven, speciality bio-pharmaceutical company. For further information about Vernalis, please visit www.vernalis.com.

Vernalis Forward-Looking Statement

This news  release  may  contain  forward-looking  statements  that  reflect the
Company's current expectations regarding future events including the clinical development and regulatory clearance of the Company's products, the Company's ability to find partners for the development and commercialisation of its products, as well as the Company's future capital raising activities. Forward-looking statements involve risks and uncertainties. Actual events could differ materially from those projected herein and depend on a number of factors including the success of the Company's research strategies, the applicability of the discoveries made therein, the successful and timely completion of clinical studies, the uncertainties related to the regulatory process, the ability of the Company to identify and agree beneficial terms with suitable partners for the commercialisation and/or development of its products, as well as the achievement of expected synergies from such transactions, the acceptance of Frova(R) and Apokyn(R) and other products by consumers and medical professionals, the successful integration of completed mergers and acquisitions and achievement of expected synergies from such transactions, and the ability of the Company to identify and consummate suitable strategic and business combination transactions.


1. Strategy and operational review

Vernalis' strategic goal is to become a sustainable, self-funding, R&D driven speciality bio-pharmaceutical company primarily focused on drugs for the treatment of neurology and CNS disorders. The Company has two marketed products, a pipeline of seven clinical drug candidate programmes as well as a strong research capability that expects to add two clinical programmes to its portfolio in H2 2006. Vernalis has established a commercial operation in North America to market Apokyn(R) and co-promote Frova(R) alongside its partner Endo, as well as to promote other products that it is developing in-house or may acquire.


Marketed Products

Apokyn(R)  -  Advanced   Parkinson's   Disease  Apokyn(R)  is  the  only  acute,
intermittent therapy available in the U.S. for the treatment of immobilising "off" episodes associated with advanced Parkinson's disease. It is administered, as needed, by means of an injector pen to treat periods of immobility in people with advanced disease. In April 2004, Apokyn(R) received FDA approval with Orphan Drug designation to treat advanced Parkinson's disease patients in the U.S. who experience the severe "on/off" motor fluctuations that are unresponsive to other oral Parkinson's disease therapies. Approximately 112,000 patients with Parkinson's disease experience such "off" episodes despite optimal oral PD therapy. Apokyn(R) was launched in the U.S. in July 2004 and Vernalis acquired the North American commercial rights from Mylan in November 2005.

Mylan stopped promoting Apokyn(R) in July 2005. When Vernalis re-launched this promotion-sensitive product in February 2006, new prescriptions had diminished to almost zero. Apokyn(R) is sensitive to promotion due to patients' requirement for close medical supervision during the initial administration in order ensure that each individual patient is individually titrated to their optimal dose and to minimise the risk of first dose side effects.

During the first half of 2006, Vernalis established several marketing initiatives as part of its Apokyn(R) re-launch strategy. Vernalis has worked closely with physicians to communicate the benefits of Apokyn(R) and reduce the barriers that prevent patients from starting to use the product. These efforts include a nurse support programme (The APOKYN(R) Circle of CareTM) where nurses assist physicians with the initial titration and may also visit patients in their home to ensure that they are comfortable using the drug and gaining the maximum benefit. In addition, Vernalis has introduced a sampling programme making it easier for the physician to initiate a patient and help ensure the patient will benefit from the drug prior to having incurred any expense.

Vernalis expects these types of activities to begin to impact levels of new prescriptions approximately three months after introduction. As a result, prescriptions initially remained at the low levels inherited from Mylan during the early part of the year, but have begun to increase substantially in recent months. Gross sales in H1 2006 were $2.3 million and are expected to be at the lower end of the initial guidance of $6 million to $7.5 million for the full year.

Apokyn(R) is indicated for the acute, intermittent treatment of hypomobility or "off" episodes associated with advanced Parkinson's disease. It is used as an adjunct to other PD medications. Apokyn(R) is associated with severe nausea and vomiting and should be given with a concomitant antiemetic (trimethobenzamide).

Frova(R) - Acute Migraine

Frova(R) is a selective 5-HT1B/1D receptor agonist approved as an acute oral treatment for migraine headache and its associated symptoms. Frova(R) is a triptan and is distinguished from other triptans by its long half-life.

Vernalis has licensed North American rights for Frova(R) to Endo who reported net sales of the product of $20 million for H1 2006. Vernalis has co-promoted Frova(R) in the U.S. with Endo since February 2006.

In Europe, frovatriptan is marketed in twelve countries by Menarini. The drug was approved throughout the then 15 member states of the European Union via the mutual recognition procedure in January 2002. In the first half of 2006 Menarini launched frovatriptan in Slovakia (January 2006), Finland (March 2006), Czech Republic (June 2006) and Slovenia (June 2006). In Germany and Italy market share has grown to approximately 10 per cent. and in excess of 12 per cent., respectively, of the overall triptan market.

Frova(R) is approved for the treatment of migraines in adults. The most common adverse events include dizziness, fatigue, paresthesia, flushing, and headache.

Development Portfolio

Pain Franchise

Frova(R) - Prevention of Menstrual Migraine

Vernalis has completed a series of studies aimed at obtaining approval for Frova
(R) for the intermittent, short-term prevention of MM and Vernalis' partner, Endo filed an sNDA with the FDA in July 2006. Vernalis expects an approximate 10-month review for the sNDA with a potential approval in mid-2007. If approved by the FDA for this new indication, Vernalis will receive a $40 million milestone payment from Endo.

The Frova(R) sNDA is supported by data from four clinical studies, the final of which, a second efficacy study, reported in May 2006. Patients in the study had previously failed on other acute therapies and were treated for three peri-menstrual periods (PMPs). The primary endpoint was the number of menstrual migraine-free PMPs. Both once and twice-daily dose regimens of Frova(R) demonstrated efficacy, with statistical significance compared to placebo (p<0.01 and p<0.001 respectively). In addition, both dose regimens achieved statistical significance in other measures of effectiveness. These secondary endpoints included an increased number of PMPs with one or no days of mild headache, reduction in headache intensity and a reduction in the use of rescue medication. The frequency of adverse events was similar across both active treatment arms and placebo.

V1003 - Post-Operative Pain

In March 2006, Vernalis completed a Phase IIa study of V1003 for the management of post-operative pain. The study achieved its primary end point of pain relief over the period of eight hours from drug administration and Vernalis and Reckitt Benckiser are now working together to identify the most appropriate development programme for nasal delivery of buprenorphine.

Vernalis has two other pre-clinical programmes based on the proprietary intranasal formulation for the delivery of buprenorphine in partnership with Reckitt Benckiser; V1004 for the treatment of chronic pain and V1005 for the treatment of opiate addiction.

V3381 - Neuropathic Pain

V3381 is a novel drug candidate that is being developed as a treatment for neuropathic pain. It has a dual mechanism of action (an NMDA antagonist and an MAO-A inhibitor) which gives it the potential to modulate pain at both central and peripheral targets.

In August 2006 Vernalis started a Phase IIa trial of V3381 in patients with neuropathic pain resulting from long-standing diabetes. The randomised, double-blind, crossover Phase IIa study is designed to assess safety, pharmacokinetics and preliminary efficacy of repeat dosing of V3381, with efficacy being assessed on a numerical point pain rating scale recorded using daily diaries. The trial, which is being conducted in the U.S. and Canada, will include approximately 30 patients and is planned to complete in 12 months.

V3381 is licensed from Chiesi and has previously undergone evaluation in pre-clinical and Phase I clinical studies, including two proof-of-concept studies in a human model of neuropathic pain.

Neurology Franchise

During 2005 Vernalis significantly expanded its Parkinson's disease franchise which now consists of the marketed product Apokyn(R) and two development programmes V1512 and V2006. It is estimated that approximately 1.5 million people in the U.S. have Parkinson's disease, a condition that results from selective degeneration of an area of the brain called the substantia nigra, which is located towards the base of the brain in the basal ganglia. Normally these nerve cells release dopamine - a chemical that transmits signals between nerve cells (called a neurotransmitter). This central signalling pathway is essential for the fine control of movement and posture, and breakdown results in the symptoms of Parkinson's disease namely tremor, rigidity, slow movements and postural instability. Muscle rigidity can become so severe as to result in "freezing" also referred to as "off" episodes, when patients are rendered immobile. Patients also suffer from problems relating to impaired control of blood pressure (postural hypotension) and gut motility, which can impair the absorption of food and drugs.

The disease is progressive and the signs and symptoms generally worsen over time. However, while Parkinson's disease may eventually be disabling, the disease often progresses gradually and with appropriate treatment many patients have a number of years of productive life after initial diagnosis.

V1512 - Parkinson's Disease

V1512 is an innovative, patented effervescent formulation combining levodopa methylester, a more soluble form of levodopa, and carbidopa. Levodopa, commonly known as L-dopa, has been the cornerstone of Parkinson's disease treatment for a number of years. After a number of years of therapy L-dopa may become less effective in controlling symptoms, and other complications such as unwanted movements (dyskinesias) can emerge. There is evidence that some problems such as a delay in the onset of action of some L-dopa doses during the day may be due to erratic absorption of the drug into the bloodstream, resulting from impaired functioning of the stomach and small intestine. Normal gut motility, called peristalsis, is essential for passage of food and solid dose form drugs (tablets and capsules) through the stomach to the parts of the intestine where absorption into the bloodstream takes place. V1512, being fully soluble in water, is administered in liquid form and therefore is less susceptible to impaired gastric motility as it can quickly pass through to the small intestine assisted only by gravity. Studies undertaken by Chiesi in Italy have shown that, in patients with motor complications leading to delayed effects or dose failures, the effervescent form of methylester of L-dopa works more rapidly than conventional L-dopa in tablet form.

Vernalis plans to initiate a Phase III programme of V1512 in H2 2006 aimed at obtaining regulatory approval in North America and Europe. Also in H2 2006, Vernalis plans to initiate a pharmacokinetic study of V1512 in Parkinson's disease patients in order to compare the plasma levels of L-dopa with Sinemet
(R), the most widely prescribed form of L-dopa treatment for Parkinson's disease patients in the U.S.

V2006 - Parkinson's Disease

V2006 is an adenosine A2A receptor antagonist in development as a potential novel treatment for Parkinson's disease. A2A receptor antagonists act indirectly on dopaminergic systems and may possess advantages over conventional dopaminergic therapies. V2006 is anticipated to help restore motor function in patients with Parkinson's disease with potentially fewer of the side-effects such as nausea and dyskinesia (uncontrolled movements) associated with conventional directly acting dopaminergic treatments.

Phase I development of V2006 has been completed by Vernalis. Biogen Idec is conducting and funding future development and will pay milestones and royalties on the successful development and commercialisation of products. Vernalis has an option to co-promote products arising out of this collaboration in the U.S. Biogen Idec filed an Investigational New Drug Application (IND) in December 2005 and plans to commence Phase II studies in H2 2006.

V10153 - Ischaemic Stroke

V10153 is a novel thrombolytic protein which is being developed for the treatment of acute ischaemic stroke; a type of stroke that is caused by blockage of a blood vessel, unlike a hemorrhagic stroke which is caused by bleeding. Ischaemic stroke is the most common type of stroke, accounting for over 80 per cent. of all strokes and occurs when a blood clot (thrombus) forms and blocks blood flow in an artery bringing blood to part of the brain. Current therapeutic options for stroke sufferers are severely limited.

In late 2005 Vernalis started a multi-centre Phase II clinical study of V10153 to determine whether this novel thrombolytic can safely benefit patients who have recently experienced an acute ischaemic stroke if administered up to nine hours after the stroke has occurred (the only current approved therapy, recombinant tissue plasminogen activator (rtPA), must be administered within the first three hours after a stroke has occurred). The study is being conducted in two parts, with Part A designed to identify a safe and potentially efficacious dose of V10153 which is targeted to complete patient enrolment in H2 2006. Part B of the study will be a placebo controlled extension of the study to confirm the initial indications of efficacy from Part A, subject to satisfactory regulatory review.

Apomorphine - Parkinson's Disease

In November 2005, Vernalis entered into a collaboration with Britannia Pharmaceuticals Limited (Britannia) to explore the development of new formulations of apomorphine for the U.S. market. Vernalis has rights to Britannia's technology to develop a continuous sub-cutaneous infusion of apomorphine and rights to negotiate terms for a nasal powder formulation of apomorphine, which is currently in clinical development in Europe.

Other Programmes

V24343 - Obesity

Vernalis' research group has successfully progressed a series of potent and selective cannabinoid receptor antagonists as novel treatments for obesity. CB1 receptors, initially identified in the brain, are also present in several other peripheral tissues, including adipocytes (fatty tissues). These receptors are part of the endocannabinoid system, a natural physiological system that is thought to play a role in the regulation of both appetite and peripheral energy metabolism, thereby affecting body weight.

In August 2005, V24343 was selected as the lead clinical candidate and a pre-clinical programme, which includes process and formulation development, pre-clinical safety and drug metabolism and pharmacokinetics, is underway. Phase I studies are expected to commence in H2 2006.

MMP-12 - Multiple Sclerosis

In January 2005, Vernalis' partner, Serono, started a Phase I clinical trial of a selective inhibitor of MMP-12 (matrix metalloprotease inhibitor 12). This is the first compound to enter the clinic resulting from the research collaboration, and, in accordance with the terms of the agreement, Vernalis received a milestone payment. The Phase I trial, which has now completed, was performed in healthy volunteers, with a primary objective of elucidating the safety, tolerability and pharmacokinetic properties of the compound. Serono is conducting and funding all development activities associated with any programme that enters the clinic, with Vernalis receiving milestone payments and royalties upon successful commercialisation of any product.

Hsp90 inhibitors - Oncology

Inhibition of Hsp90 is believed to have significant potential in the treatment of a broad range of cancers. This programme is utilising Vernalis' structure-based design technology to identify potent and specific inhibitors of this novel drug target for use against various cancers. Vernalis has a research collaboration with Novartis to investigate inhibitors of Hsp90 and the two companies are conducting a joint research programme under which Novartis provides research funding to Vernalis for an initial three-year period from August 2004. In addition, Novartis is responsible for funding and conducting the development of product candidates as well as for commercialisation. In December 2005, Vernalis announced that Novartis had selected a clinical development candidate. The compound is expected to enter clinical development in H2 2006.

Research

Vernalis has a strong research capability focussed on the discovery of drug development candidates to treat diseases of the central nervous system (CNS) and cancer. The current therapeutic focus in CNS is pain and Parkinson's disease, where both symptomatic and neuron-protection strategies are being pursued. Emphasis is placed on drug targets for which there is both strong evidence of therapeutic relevance and which are amenable to the Company's drug candidate discovery technology. Where appropriate Vernalis forms collaborations in this area, an example of which is its adenosine A2A receptor antagonist programme partnered with Biogen-Idec. In cancer the emphasis is on targets that are capable of having pleiotropic effects on cancer cells i.e. single targets that can modulate the action of multiple growth promoting pathways used by cancer cells. With this approach it is hoped to produce effective treatments by preventing a tumour being able to survive by using a different complementary growth pathway as illustrated by the Company's Hsp90 programme partnered with Novartis.

Vernalis uses and develops structure-based drug discovery methods for its programmes in order to increase the quality and discovery rate of drug candidate compounds. The Company's approach is to generate as much 3 dimensional protein-molecule structural information as possible in the hit identification phase using virtual screening, a distinctive fragment (small parts of molecules) based discovery process, and molecular modeling. In turn, this structural information is used to design novel hit compounds, often combining key interaction features from a number of fragments and compounds together. These hits are then optimised using structure-guided medicinal chemistry. Drug candidate compounds emerging from this discovery process in both therapeutic areas are regularly reviewed and considered for partnering or internal development.

Expected Development Progress

-  V1512: Start of Phase III in Parkinson's disease H2 06
-  V2006: Start of Phase II in Parkinson's disease (Biogen)* H2 06
-  V24343: Start of Phase I in obesity H2 06
-  Hsp90: Start of Phase I (Novartis)* H2 06
-  V10153: Completion of recruitment of Phase IIa in stroke H2 06

* Milestone due to Vernalis


Financial Commentary

Income Statement

Revenue for the six months ended 30 June 2006 was GBP6.6 million (2005: GBP5.9 million) and comprised GBP1.0 million (2005: GBPnil) in respect of sales of Apokyn (R), GBP1.5 million (2005: GBP1.6 million) in respect of European revenues from frovatriptan, a release of a GBP0.3 million (2005: GBPnil) provision in relation to returns and rebates for frovatriptan and GBP3.8 million (2005: GBP4.3 million) in respect of revenue recognised under collaboration agreements. The Apokyn(R) sales this year follow the acquisition of the rights to the product from Mylan in November 2005 and represent gross sales of $2.3 million less provisions of $0.5 million for potential returns and rebates. Revenue in respect of collaboration agreements of GBP3.8 million results from the release of deferred income of previously received initial payments from Endo, Biogen Idec and Novartis and the funding from Endo in respect of the U.S. co-promotion of Frova (R).

Cost of sales increased to GBP3.1 million (2005: GBP2.3 million) and comprised GBP0.2 million (2005: GBPnil) in respect of Apokyn(R), GBP0.5 million (2005:
GBP0.6 million) in respect of European revenues from frovatriptan and GBP2.4 million (2005: GBP1.7 million) in respect of amortisation of acquisition costs of Apokyn(R) and frovatriptan.

Other income of GBP0.6 million (2005: GBPnil) relates to compensation for damaged inventory of Frova(R).

Research and development expenditure increased to GBP15.4 million (2005: GBP12.4 million). In 2006, expenditure of GBP9.4 million (2005: GBP8.3 million) was incurred on internally funded R&D and GBP6.0 million (2005: GBP4.1 million) on external costs associated with development of the product portfolio. The increase to internally funded R&D is due to inflation and higher average headcount levels. The increase to external costs is due to the broader development portfolio following the acquisition of Cita Neuropharmaceuticals
Inc. (Cita) and Ionix Pharmaceuticals in 2005 and costs incurred on product manufacture and Phase II studies for V10153.

Selling, general and administrative expenses increased to GBP10.9 million (2005:
GBP10.6 million). Following establishment of the US commercial operations in the second half of 2005 and the acquisition of Apokyn(R) in November 2005; sales and marketing expenditure of GBP4.7 million (2005: GBP0.2 million) was incurred. A provision for future rental costs associated with properties not utilised within the Group of GBP1.4 million (2005 GBPnil) was made following reassessment of the likely occupancy periods of tenants. Other administration expenses amounted to GBP4.8 million (2005: GBP4.0 million) with the increase due to inflation, insurance costs and higher levels of professional fees. In 2005 a goodwill impairment charge of GBP6.4 million was incurred.

Interest receivable and similar income increased to GBP4.7 million (2005: GBP2.3 million) and comprised interest receivable of GBP1.3 million (2005: GBP1.0 million), exchange gains of GBP3.3 million (2005: GBP1.0 million) and an implicit interest receipt of GBP0.1 million (2005: GBP0.4 million) relating to the fair value accounting for the deferred payments due from Endo. The increase in interest receivable reflects higher average cash balances following the fund raising in December 2005. The exchange gains in 2006 principally relate to retranslation of the $50 million loan from Endo and the deferred consideration which may become payable to the former shareholders of Cita, the Canadian company which Vernalis acquired in 2005. The gain arises because of the strengthening of sterling compared to the US$ in the first half of 2006 (in the first half of 2005 sterling weakened compared to the US$). Interest payable and similar charges decreased to GBP1.8 million (2005: GBP3.0 million) and comprised interest payable of GBP0.8 million (2005: GBP0.7 million), exchange losses of GBP0.6 million (2005: GBP2.0 million) and an implicit finance charge of GBP0.4 million (2005: GBP0.3 million) on loans repayable by instalments. The exchange loss in 2006 results from retranslation of the $15 million deferred consideration due from Endo in September 2006 and arises due to the strengthening of sterling referred to above.

The loss for the six  months  ended 30 June  2006  was  GBP18.4  million  (2005:
GBP19.0 million).

Balance Sheet

Non-current  assets at 30 June 2006  amounted to GBP89.1  million  (31  December
2005: GBP91.7 million) with the decrease resulting principally from the amortisation charge in respect of acquired product rights carried on intangible assets. The carrying value of intangible assets amounts to GBP82.0 million (31 December 2005: GBP84.3 million) and reflects amounts paid to third parties to acquire the rights to frovatriptan, Apokyn(R), V1512, V3381 and V1003.

Current assets at 30 June 2006 amounted to GBP70.2 million (31 Dec 2005: GBP93.1 million). Inventories were GBP0.5 million (31 Dec 2005: GBP0.8 million) and principally related to Apokyn(R). Current trade and other receivables were GBP18.8 million (31 Dec 2005: GBP24.0 million). The reduction is due to the receipt in the period of GBP2.1 million in respect of R&D tax credits and the unwinding of a tax assisted financing arrangement entered into by Cita. This resulted in a decrease to both other receivables the other payables of GBP3.6 million. Cash resources comprising held to maturity financial assets of GBP35.1 million (31 Dec 2005: GBP28.1 million) and cash and cash equivalents of GBP15.8 million (31 Dec 2005: GBP40.2 million) reduced to GBP50.9 million (31 Dec 2005:
GBP68.3 million). The reasons for the decrease are explained in the cash flow section below.

Non current liabilities amounted to GBP54.9 million (31 Dec 2005: GBP69.6 million). The reduction is principally due to the classification of GBP12.1 million ($20 million) in respect of the $50 million loan from Endo within current liabilities. For the purpose of classification of creditors, it is assumed that frovatriptan is approved by the FDA for the short-term prevention of menstrual migraine thus triggering a payment from Endo to Vernalis of $40 million. Endo has the right to withhold 50% of this payment and use it to reduce the balance outstanding on the loan and therefore $20 million has been classified within current liabilities. In addition GBP2.4 million of deferred income has been transferred from non current to current liabilities.

Current liabilities amounted to GBP39.5 million (31 December 2005: GBP32.3 million) with the increase due to the reclassification of GBP12.1 million of the Endo loan referred to above. This increase was offset by a reduction of GBP3.6 million in respect of the tax assisted financing referred to above and a reduction in the provision for frovatriptan returns of GBP0.5 million.

Cash Flow

Cash resources, comprising held to maturity financial assets and cash and cash equivalents, decreased from GBP68.3 million at 31 December 2005 to GBP50.9 million at 30 June 2006. The decrease of GBP17.4 million results from utilisation of GBP20.6 million in the operations of the business and GBP0.1 million on the purchase of tangible fixed assets offset by receipt of R&D tax credits of GBP2.0 million and net interest received of GBP1.3 million. The cash utilised in the operations of the business will benefit from the receipt of $15 million from Endo in the second half of the year.

Property

In September 2006, Vernalis entered into an agreement with Pfizer to sub-lease approximately half of its premises at Granta Park, Cambridge for an initial period of five years.

Outlook

We continue to concentrate our activities on building the commercial business in North America and progressing our pipeline of product candidates. We are confident that the marketing initiatives undertaken to re-launch Apokyn(R) will increase prescription levels substantially.

We are continuing to make significant progress with our growing development pipeline and a number of milestone payments are potentially becoming payable in respect of projects being developed by our partners. The sNDA for Frova(R) for the short-term prevention of MM has been filed with the FDA and their review is expected to be completed in mid 2007. If approved, a milestone of $40 million is payable to Vernalis. V10153 and V3381 are progressing in Phase II clinical studies. A Phase III study with V1512 and a Phase I study with V24343 are both planned to start shortly. Our partners plan to start a Phase II study with V2006 and a Phase I study with an Hsp90 inhibitor later this year with a milestone payable to Vernalis in each case. As a result, the second half of the year is expected to be a busy period of clinical development.


Unaudited consolidated balance sheet
as at 30 June 2006


                                        30 June          30 June   31 December
                                           2006             2005          2005
                               Note      GBP000           GBP000        GBP000
--------------------------------------------------------------------------------
Assets
Property, plant and equipment             1,998            1,120         1,910
Goodwill                          4       4,869            1,643         4,851
Intangible assets                 5      81,964           31,811        84,345
Available-for-sale financial
assets                                      230              585           601
Other receivables                             -            8,132             -
--------------------------------------------------------------------------------
Non-current assets                       89,061           43,291        91,707

Inventories                                 526               62           752
Trade and other receivables       6      18,773           20,550        24,013
Held-to-maturity financial
assets                                   35,134           34,736        28,052
Cash and cash equivalents                15,730           15,175        40,243
--------------------------------------------------------------------------------
Current assets                           70,163           70,523        93,060
--------------------------------------------------------------------------------
Total assets                            159,224          113,814       184,767
--------------------------------------------------------------------------------

Liabilities
Borrowings                        7     (17,740)         (28,758)      (30,938)
Other non-current liabilities     8      (7,153)          (2,702)       (7,412)
Deferred income                         (24,037)         (28,876)      (26,457)
Provisions                               (5,981)          (6,413)       (4,780)
--------------------------------------------------------------------------------
Non-current liabilities                 (54,911)         (66,749)      (69,587)

Borrowings                        7     (12,119)               -           (33)
Trade and other liabilities       8     (19,248)         (11,639)      (22,971)
Deferred income                          (5,119)          (5,182)       (5,147)
Provisions                               (3,051)          (2,837)       (4,169)
--------------------------------------------------------------------------------
Current liabilities                     (39,537)         (19,658)      (32,320)
--------------------------------------------------------------------------------
Total liabilities                       (94,448)         (86,407)     (101,907)
--------------------------------------------------------------------------------
Net assets                               64,776           27,407        82,860
--------------------------------------------------------------------------------

Shareholders' equity
Share capital                            47,280           41,655        47,280
Share premium                           369,633          331,777       369,324*
Other reserves                          180,999          154,849       180,958*
Retained deficit                       (533,136)        (500,874)     (514,702)
--------------------------------------------------------------------------------
Total shareholders' equity               64,776           27,407        82,860
--------------------------------------------------------------------------------


* Restated - See Note 1


Unaudited consolidated income statement
for the six months ended 30 June 2006

                                 6 months ended 6 months ended 12 months ended
                                        30 June        30 June     31 December
                                           2006           2005            2005
                            Note         GBP000         GBP000          GBP000
--------------------------------------------------------------------------------

Revenue                        2          6,619          5,901          14,131
Cost of sales                            (3,137)        (2,299)         (4,991)
Other Income                                621              -               -
Research and development
expenditure                             (15,427)       (12,438)        (26,491)
Selling, general and
administrative expenses                 (10,941)       (10,556)        (15,483)
--------------------------------------------------------------------------------
Selling, general and
administrative expenses are
as follows:
Goodwill impairment                           -          6,371           6,371
Restructuring costs                           -              -             102
Sales and marketing                       4,749            175           1,601
Provision for vacant leases               1,356             34              29
Other                                     4,836          3,976           7,380
--------------------------------------------------------------------------------
                                         10,941         10,556          15,483
--------------------------------------------------------------------------------

Operating loss                          (22,265)       (19,392)        (32,834)
Interest receivable and
similar income                 3          4,703          2,322           3,892
Interest payable and
similar charges                3         (1,793)        (2,966)         (5,490)
--------------------------------------------------------------------------------
Loss on ordinary activities
before taxation                         (19,355)       (20,036)        (34,432)
Tax credit on loss on ordinary
activities                                  921          1,016           1,584
--------------------------------------------------------------------------------
Loss for the period                     (18,434)       (19,020)        (32,848)
--------------------------------------------------------------------------------
Loss per share (basic and
diluted)                       9           (5.9)p        (10.6)p         (16.3)p
--------------------------------------------------------------------------------



Unaudited consolidated statements of changes in shareholders' equity
For the half year ended 30 June 2005


                            Share        Share        Other   Retained
                          capital      premium     reserves    deficit     Total
                                    (restated)   (restated)
                           GBP000       GBP000       GBP000     GBP000    GBP000
--------------------------------------------------------------------------------
Balance at 1 January 2005  39,492      305,842      154,417   (481,854)   17,897
Revaluation of assets
available for sale              -            -          (95)         -       (95)
--------------------------------------------------------------------------------
Net expense recognised
directly in equity              -            -          (95)         -       (95)
Loss for the period             -            -            -    (19,020)  (19,020)
--------------------------------------------------------------------------------
Total recognised expense
for the period                  -            -          (95)   (19,020)  (19,115)
Issue of equity share
capital                     2,163       28,112            -          -    30,275
Expenses on issue of
share capital                   -       (2,177)           -          -    (2,177)
Equity share options
charge                          -            -          527          -       527
--------------------------------------------------------------------------------
Balance at 30 June 2005    41,655      331,777      154,849   (500,874)   27,407
Revaluation of assets
available for sale              -            -           16          -        16
Exchange loss on
translation  of
overseas subsidiaries           -            -          (31)         -       (31)
--------------------------------------------------------------------------------
Net expense recognised
directly in equity              -            -          (15)         -       (15)
Loss for the period             -            -            -    (13,828)  (13,828)
--------------------------------------------------------------------------------
Total recognised expense
for the period                  -            -          (15)   (13,828)  (13,843)
Issue of equity share
capital                     5,625       63,791            -          -    69,416
Reclassification of share
premium to merger reserve       -      (24,400)      24,400          -         -
Expenses on issue of
share capital                   -       (1,844)           -          -    (1,844)
Shares to be issued             -            -        1,034          -     1,034
Equity share options
charge                          -            -          690          -       690
--------------------------------------------------------------------------------
Balance at 31 December
2005                       47,280      369,324      180,958   (514,702)   82,860
Revaluation of assets
available for sale              -            -         (371)         -      (371)
Exchange loss on
translation of
overseas subsidiaries           -            -         (168)         -      (168)
--------------------------------------------------------------------------------
Net expense recognised
directly in equity              -            -         (539)         -      (539)
Loss for the period             -            -            -    (18,434)  (18,434)
--------------------------------------------------------------------------------
Total recognised expense
for the period                  -            -         (539)   (18,434)  (18,973)

Refunded expenses on
issue of share capital          -          309            -          -       309

Equity share options
charge                          -            -          580          -       580
--------------------------------------------------------------------------------
Balance at 30 June 2006    47,280      369,633      180,999   (533,136)   64,776
--------------------------------------------------------------------------------



Unaudited consolidated cash flow statements for the six months ended 30 June 2006


                                 6 months ended 6 months ended 12 months ended
                                        30 June        30 June     31 December
                                           2006           2005            2005
                                         GBP000         GBP000          GBP000
--------------------------------------------------------------------------------
Cash flows from operating activities
Loss for the period                     (18,434)       (19,020)        (32,848)
Taxation                                   (921)        (1,016)         (1,584)
Depreciation                                865            568             921
Loss on disposal of tangible fixed
assets                                        2              1              12
Amounts written off goodwill                  -          6,371           6,371
Amortisation and disposal of intangible
fixed assets                              2,381          2,031           3,983
Option charge                               580            527           1,217
Interest receivable                      (4,703)        (2,322)         (3,892)
Interest payable                          1,793          2,966           5,490
Exchange loss/(gain)                          5            (12)           (511)
--------------------------------------------------------------------------------
                                        (18,432)        (9,906)        (20,841)
Changes in working capital
Decrease/(increase) in inventories          231            (13)           (703)
Decrease/(increase) in receivables        3,610           (587)          7,914
Decrease in liabilities                  (2,993)           (90)           (133)
Decrease in provisions                     (201)        (1,528)         (1,807)
Decrease in deferred income              (2,448)        (2,075)         (4,529)
--------------------------------------------------------------------------------
Cash used in operations                 (20,233)       (14,199)        (20,099)
Taxation received                         2,074          2,307           4,284
Taxation paid                               (40)             -               -
Interest paid                               (27)            (5)             (8)
--------------------------------------------------------------------------------
Net cash used in operating activities   (18,226)       (11,897)        (15,823)
Purchase of tangible fixed assets          (127)          (211)           (589)
Acquisition of subsidiary undertakings
net of cash acquired                       (418)             -          (3,104)
Sale of tangible fixed assets                 -              1               -
Purchase of intangible fixed assets           -           (575)        (16,570)
Interest received                           664            398             710
Interest received on financial assets
held to maturity                            593            312             898
--------------------------------------------------------------------------------
Net cash used in investing activities       712            (75)        (18,655)
Cash flows from financing activities
Movement in held-to-maturi ty financial
assets                                   (7,082)       (19,737)        (13,052)
Issue of shares                               -         30,275          72,958
Share issue (costs)/refunds                 310         (1,880)         (3,996)
Capital element of finance lease
payments                                    (75)           (18)            (23)
--------------------------------------------------------------------------------
Net cash generated from financing
activities                               (6,847)         8,640          55,887
Foreign exchange on cash and cash
equivalents                                (152)           184             511
--------------------------------------------------------------------------------
Movements in cash and cash
equivalents in the period               (24,513)        (3,148)         21,920
Cash and cash equivalents at
the beginning of the period              40,243         18,323          18,323
--------------------------------------------------------------------------------
Cash and cash equivalents at
the end of the period                    15,730         15,175          40,243
--------------------------------------------------------------------------------


Note 1 - Basis of preparation

This financial information comprises the consolidated interim balance sheets as of 30 June 2006, 30 June 2005 and 31 December 2005 and related consolidated interim statements of income and cash flows for the six months and 12 months then ended of Vernalis plc.

In preparing this financial information management has used the principal accounting policies as set out in the Group's annual financial statements for the year ended 31 December 2005

The Group has chosen not to adopt IAS 34, 'Interim financial statements', in preparing its 2006 interim statements and, therefore, this interim financial information is not in compliance with IFRS.

The interim financial information has not been audited and does not constitute statutory accounts within the meaning of section 240 of the companies Act 1985 but has been reviewed by the auditors in accordance with bulletin 1999/4 issued by the Auditing Practices Board. The Group's statutory accounts for the year ended 31 December 2005, prepared under IFRS, have been delivered to the Registrar of Companies; the report of the auditors on these accounts was unqualified and did not contain a statement under Section 237 (2) or (3) of the Companies Act 1985.

In 2005 the Group acquired Cita NeuroPharmaceuticals Inc and Ionix Pharmaceuticals Limited. Both acquisitions included consideration satisfied by the issue of equity shares in the Group, in exchange for 100% of the equity share capital of the acquired companies. These shares qualified for merger relief (s131) under the Companies Act, and any premium is required to be credited to a merger reserve. This was credited to the share premium reserve in the 2005 financial statement. Accordingly, the comparative figures as at 31 December 2005 for share premium and other reserves have been restated.

2 Revenue

The revenue analysis in the table below is based on the country of registration of the fee-paying party.

                  6 months ended     6 months ended     12 months ended
                    30 June 2006       30 June 2005         31 December
                                                                   2005
                          GBP000             GBP000              GBP000
-----------------------------------------------------------------------
United Kingdom                29                153               2,178
Rest of Europe             1,513              1,623               3,622
North America              5,070              4,118               8,317
Rest of the
World                          7                  7                  14
-----------------------------------------------------------------------
                           6,619              5,901              14,131
-----------------------------------------------------------------------

An analysis of revenue by category is set out in the table below:

                  6 months ended     6 months ended     12 months ended
                    30 June 2006       30 June 2005         31 December
                                                                   2005
                          GBP000             GBP000              GBP000
-----------------------------------------------------------------------
Product sales              2,777              1,565               3,602
Royalties                     29                 85                 110
Collaborative              3,813              4,251              10,419
-----------------------------------------------------------------------
                           6,619              5,901              14,131
-----------------------------------------------------------------------


3 Finance credit/(charge) (net)

                                 6 months ended 6 months ended 12 months ended
                                        30 June        30 June     31 December
                                           2006           2005            2005
                                         GBP000         GBP000          GBP000
------------------------------------------------------------------------------
Interest receivable and similar
income
Interest on cash, cash equivalents
and held-to-maturi ty assets              1,326            969           1,997
Exchange gains on other payable             202              -               -
Exchange gains on long-term loan          2,263              -               -
Exchange gain on deferred consideration     839              -               -
Exchange gains on other receivable            -            956           1,320
Unwinding of discount on other
receivable                                   69            374             531
Other interest receivable                     4             23              44
------------------------------------------------------------------------------
                                          4,703          2,322           3,892

Interest payable and similar charges
Loans repayable wholly or partly within
five years                                  787            675           1,489
Finance leases                               27              3               4
Exchange loss on other receivable           625              -               -
Exchange loss on long-term loan               -          1,683           2,987
Exchange loss on other payables               -            324             429
Exchange loss on deferred consideration       -              -             257
Unwinding of discount on deferred
consideration on purchase of intangible
assets                                      250              -               -
Unwinding of discount on royalty
buy-out from GSK                             34            121              94
Unwinding of discount on provision           70            112             226
Other interest payable                        -             48               4
--------------------------------------------------------------------------------
                                          1,793          2,966           5,490
--------------------------------------------------------------------------------
Net finance credit/(charge)               2,910           (644)         (1,598)
--------------------------------------------------------------------------------


4 Goodwill
                                    30 June            30 June     31 December
                                       2006               2005            2005
                                     GBP000             GBP000          GBP000
--------------------------------------------------------------------------------
Cost
At 1 January                         20,431             17,223          17,223
Additions through business
combinations                              -                  -           3,208
Other                                    18                  -               -
--------------------------------------------------------------------------------
At end of period                     20,449             17,223          20,431
--------------------------------------------------------------------------------
Aggregate impairment
At 1 January                         15,580              9,209           9,209
Impairment charge for the period          -              6,371           6,371
--------------------------------------------------------------------------------
At end of period                     15,580             15,580          15,580
--------------------------------------------------------------------------------
Net book value at end of period       4,869              1,643           4,851
--------------------------------------------------------------------------------
Net book value at beginning of period 4,851              8,014           8,014
--------------------------------------------------------------------------------


5 Intangible assets
                                                            Assets
                                           Assets          not yet
                                           in use           in use      Total
                                           GBP000           GBP000     GBP000
--------------------------------------------------------------------------------
Cost
At 1 January and 30 June 2006              50,400           42,425     92,825
--------------------------------------------------------------------------------
Aggregate amortisation
At 1 January 2006                           8,480                -      8,480
Charge for the period                       2,381                -      2,381
--------------------------------------------------------------------------------
At 30 June 2006                            10,861                -     10,861
--------------------------------------------------------------------------------
Net book value at 30 June 2006             39,539           42,425     81,964
--------------------------------------------------------------------------------

Cost
--------------------------------------------------------------------------------
At 1 January 2005                          37,408              600     38,008
Additions separately acquired                   -              631        631
Disposals                                       -             (300)      (300)
--------------------------------------------------------------------------------
At 30 June 2005                            37,408              931     38,339
--------------------------------------------------------------------------------
Aggregate amortisation
At 1 January 2005                           4,797                -      4,797
Charge for the period                       1,731                -      1,731
--------------------------------------------------------------------------------
At 30 June 2005                             6,528                -      6,528
--------------------------------------------------------------------------------
Net book value at 30 June 2005             30,880              931     31,811
--------------------------------------------------------------------------------


Cost
At 1 January 2005                          37,408              600     38,008
Additions through business combinations         -           41,327     41,327
Additions separately acquired              12,992              798     13,790
Disposals                                       -             (300)      (300)
--------------------------------------------------------------------------------
At 31 December 2005                        50,400           42,425     92,825
--------------------------------------------------------------------------------
Aggregate amortisation
At 1 January 2005                           4,797                -      4,797
Charge for the period                       3,683                -      3,683
--------------------------------------------------------------------------------
At 31 December 2005                         8,480                -      8,480
--------------------------------------------------------------------------------
Net book value at 31 December 2005         41,920           42,425     84,345
--------------------------------------------------------------------------------


6 Trade and other receivables

                                     30 June            30 June    31 December
                                        2006               2005           2005
                                      GBP000             GBP000         GBP000
--------------------------------------------------------------------------------
Other receivables                          -              8,132              -
--------------------------------------------------------------------------------
Non-current trade and other
receivables                                -              8,132              -

Trade receivables                      2,817              1,211          2,292
Interest receivable                      595                403            524
Research and development tax
credits                                2,897              5,142          3,996
Other receivables                      8,808              9,024         12,969
Prepayments and accrued
income                                 3,656              4,770          4,232
--------------------------------------------------------------------------------
Current trade and other
receivables                           18,773             20,550         24,013
--------------------------------------------------------------------------------
Total trade and other
receivables                           18,773             28,682         24,013
--------------------------------------------------------------------------------

7 Borrowings

                                   30 June             30 June     31 December
                                      2006                2005            2005
                                    GBP000              GBP000          GBP000
--------------------------------------------------------------------------------
U.S. dollar secured loan            17,391              28,758          30,839
Obligations under finance
leases                                 349                   -              99
--------------------------------------------------------------------------------
Non-current borrowings              17,740              28,758          30,938

U.S. dollar secured loan            11,970                   -               -
Obligations under finance
leases                                 149                   -              33
--------------------------------------------------------------------------------
Current borrowings                  12,119                   -              33
--------------------------------------------------------------------------------
Total borrowings                    29,859              28,758          30,971
--------------------------------------------------------------------------------


The US dollar secured loan relates to $50 million borrowed from Endo, net of the finance charges of GBP0.2 million, and interest payable of $4.7 million (GBP2.6 million) which the Group has elected to roll up into the loan at June 2005, December 2005 and June 2006. It is secured against all royalty and milestone income receivable by Vernalis in respect of the licence deal with Endo. Endo has the right to offset half the royalty payments and milestones payable to Vernalis against the loan from 2007. The weighted average interest rate is 5 per cent. fixed for the term of the loan.


8 Trade and other liabilities


                                30 June 2006       30 June 2005    31 December
                                                                          2005
                                      GBP000             GBP000         GBP000
--------------------------------------------------------------------------------
Royalty buy out from GSK               2,621              2,702          2,788
Deferred consideration                 4,532                  -          4,624
--------------------------------------------------------------------------------
Non-current trade and other
liabilities                            7,153              2,702          7,412

Trade payables                         3,293              2,379          3,975
Taxation and social security
payable                                  861                736            301
Other payables                             -                 21          3,626
Accruals                               8,742              5,721          7,825
Royalty buy-out from GSK                   -              2,782              -
Deferred consideration for
acquisitions                           6,352                  -          7,244
--------------------------------------------------------------------------------
Current trade and other
liabilities                           19,248             11,639         22,971
--------------------------------------------------------------------------------
Total trade and other
liabilities                           26,401             14,341         30,383
--------------------------------------------------------------------------------


9 Loss per share

Basic loss per share is calculated by dividing the earnings attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period.

For diluted loss per share, the weighted average number of ordinary shares in issue is adjusted to assume conversion of all dilutive potential ordinary shares. Since the Group is loss-making there is no such dilutive impact.


                                 6 months ended 6 months ended  12 months ended
                                        30 June        30 June      31 December
                                           2006           2005             2005
--------------------------------------------------------------------------------

Attributable loss (GBP000)               18,434         19,020            32,848
--------------------------------------------------------------------------------
Weighted average number of shares in
issue (000)                           311,464        179,834           202,174
--------------------------------------------------------------------------------
Loss per share (basic and diluted)       (5.9)p        (10.6)p           (16.3)p
--------------------------------------------------------------------------------



All potential ordinary shares including options and deferred shares are anti-dilutive.

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

Following Vernalis Plc's half yearly results announcement earlier today, the following directors have purchased Ordinary 5p shares in the Company.

TYPE OF SHARES                Vernalis Plc Ordinary 5p Shares
DIRECTOR NAME                 Dr Peter Fellner
HELD BENEFICIALLY/            Beneficial interest held by Dr Fellner -
NON-BENEFICIALLY              80,888 shares
                              Non-beneficial interest held by Worldwide
                              Nominees held under designation HIMNO on
                              behalf of Dr Fellner - 83,000 shares
NUMBER OF SHARES              83,000 (0.0265%)
SOLD / ACQUIRED               Acquired
PRICE PER SHARE               0.5975p
CURRENT HOLDING               163,888 (0.0523%)
DATE OF TRANSACTION           12th September 2006



TYPE OF SHARES                Vernalis Plc Ordinary 5p Shares
DIRECTOR NAME                 Ms Carol Ferguson
HELD BENEFICIALLY/            Non-beneficial interest held by TD
NON-BENEFICIALLY              Waterhouse Nominees on behalf of Ms
                              Ferguson
NUMBER OF SHARES              30,000 (0.0096%)
SOLD / ACQUIRED               Acquired
PRICE PER SHARE               0.60p
CURRENT HOLDING               76,639 (0.0245%)
DATE OF TRANSACTION           12th September 2006



TYPE OF SHARES                Vernalis Plc Ordinary 5p Shares
DIRECTOR NAME                 John AD Slater
HELD BENEFICIALLY/            Beneficial Interest
NON-BENEFICIALLY
NUMBER OF SHARES              16,667 (0.0053%)
SOLD / ACQUIRED               Acquired
PRICE PER SHARE               0.60p
CURRENT HOLDING               45,495 (0.0145%)
DATE OF TRANSACTION           12th September 2006



NAME OF CONTACT AND           JAD Slater
AUTHORISED OFFICER OF         Company Secretary
VERNALIS PLC RESPONSIBLE FOR  Tel: 0118 977 3133
MAKING NOTIFICATION
DATE OF NOTIFICATION          12th September 2006

20 September 2006


  Vernalis plc Announces FDA Acceptance for Filing of Frova(R) for Short-Term
                        Prevention of Menstrual Migraine

WINNERSH, U.K., 20 September 2006 -- Vernalis plc (LSE: VER, Nasdaq: VNLS) today announced that the U.S. Food and Drug Administration (FDA) has accepted for filing the supplemental New Drug Application (sNDA) for Frova(R) (frovatriptan succinate) 2.5 mg tablets for the short-term (six days per month) prevention of menstrual migraine (MM). Acceptance for filing indicates recognition by the FDA that the submission is complete and warrants full review of the data needed to assess the safety and efficacy of Frova(R) for the short-term prevention of MM.

Under the Prescription Drug User Fee Act (PDUFA) guidelines, the FDA is expected to complete its review within ten months from the sNDA submission date. Vernalis' partner, Endo Pharmaceuticals Inc., submitted the application on 19 July 2006. The FDA has confirmed 19 May 2007 as the review completion date for this application.

                                   -- ends --

Enquiries:

Vernalis plc                                           +44 (0) 118 977 3133
Simon Sturge, Chief Executive Officer
Tony Weir, Chief Financial Officer
Julia Wilson, Head of Corporate Communications

Brunswick Group                                        +44 (0) 20 7404 5959
Jon Coles
Justine McIlroy

Lazar Partners Ltd                                     +1-212-867-1762
Gregory Gin

Notes to Editors

The sNDA for Frova(R) is supported by data from four studies, including two Phase III studies examining the efficacy and safety of once- and twice-daily dose regimens of Frova(R) in the short-term prevention of MM, a pharmacokinetics and tolerability study of once- and twice-daily dosing of Frova(R), and a 12-month open-label safety study evaluating a six-day dosing regimen of Frova(R) in 525 women.

Important Information about Frova(R)

Frova(R) was approved by the FDA on November 8, 2001 for the acute treatment of migraine attacks with or without aura (subjective symptoms at the onset of a migraine headache) in adults. Frova(R) is generally well tolerated, with a side-effect profile that is typical of the triptan class of drugs. Frova(R) is indicated for the acute treatment of migraine attacks with or without aura in adults where a clear diagnosis of migraine has been established. Frova(R) is not intended for the prophylactic treatment of migraine or for use in the management of hemiplegic or basilar migraine. The safety and effectiveness of Frova(R) have not been established for cluster headache, which is present in an older, predominantly male population.

Frova(R) should not be given to patients with cerebrovascular syndromes, peripheral vascular disease, uncontrolled hypertension, ischemic heart disease, or to patients who have symptoms or findings consistent with ischemic heart disease, coronary artery vasospasm, including Prinzmetal's variant angina or other significant underlying cardiovascular disease. Frova(R) should not be given to patients within whom unrecognized coronary artery disease is predicted by the presence of risk factors without a prior cardiovascular evaluation.

The most common adverse events (4%) include dizziness, fatigue, paresthesia, flushing, and headache.

The FDA-approved dosing for Frova(R) is one 2.5 mg tablet up to three times within a 24-hour period. Frova(R) is not currently approved by the FDA for any indications other than for the treatment of acute migraine headaches, and its safety and efficacy in other indications have not been established.

Frova(R) is licensed for this indication in the US. For other countries, check local prescribing information. Not necessarily licensed for this indication outside the US. Not for release in the UK.

About Menstrual Migraine

Menstrual Migraine (MM) can have a serious impact on women's lives because they last longer than non-menstrual migraines, tend to be associated with severe pain and recur more often. Patients with MM may suffer from migraines at any time, although their migraine is frequently linked to their menstrual cycle. Over 60 percent of migraines in women are associated with menstruation.

About Vernalis

Vernalis is a speciality bio-pharmaceutical company focused on products marketed to specialist neurologists. The company has two marketed products, Frova(R) and Apokyn(R), and a development pipeline focused on neurology and central nervous system disorders. The company has seven products in clinical development and collaborations with leading, global pharmaceutical companies including Novartis, Biogen Idec and Serono. Vernalis has established a US commercial operation to promote Apokyn(R) and co-promote Frova(R) alongside its North American licensing partner, Endo Pharmaceuticals, progressing the company towards its goal of becoming a sustainable, self-funding, R&D-driven, speciality bio-pharmaceutical company. For further information about Vernalis, please visit www.vernalis.com

Vernalis Forward-Looking Statement

This news  release  may  contain  forward-looking  statements  that  reflect the
Company's current expectations regarding future events including the clinical development and regulatory clearance of the Company's products and including that of Frova(R) for menstrual migraine, the Company's ability to find partners for the development and commercialisation of its products, the benefits of re-acquiring Frova(R) in North America and the partnership with Endo on the Company's liquidity and results of operations, as well as the Company's future capital raising activities. Forward-looking statements involve risks and uncertainties. Actual events could differ materially from those projected herein and depend on a number of factors including the success of the Company's research strategies, the applicability of the discoveries made therein, the successful and timely completion of clinical studies, including with respect to Frova(R) and the Company's other products, the uncertainties related to the regulatory process, the ability of the Company to identify and agree beneficial terms with suitable partners for the commercialisation and/or development of Frova(R) and other products, as well as the achievement of expected synergies from such transactions, the acceptance of Frova(R) and other products by consumers and medical professionals, the successful integration of completed mergers and acquisitions and achievement of expected synergies from such transactions, and the ability of the Company to identify and consummate suitable strategic and business combination transactions.

20 September 2006

Vernalis plc to Present at UBS Global Life Sciences Conference on September 26,
                                      2006


WINNERSH, U.K., September 20, 2006 -- Vernalis plc (LSE: VER, Nasdaq: VNLS), a specialty bio-pharmaceutical and drug development company, today announced that Simon Sturge, Chief Executive Officer, and Tony Weir, Chief Financial Officer, will participate in the UBS Global Life Sciences Conference to be held September 25-28, 2006 at the Grand Hyatt in New York City. Mr. Sturge is scheduled to present an overview of the Company's business activities and product pipeline at 8:00 AM Eastern time on Tuesday, September 26, 2006.

To  listen  to  the  audio   webcast   of  the   presentation,   please   visit:
www.ibb.ubs.com

About Vernalis

Vernalis is a speciality bio-pharmaceutical company focused on products marketed to specialist neurologists. The company has two marketed products, Frova(R) and Apokyn(R), and a development pipeline focused on neurology and central nervous system disorders. The company has seven products in clinical development and collaborations with leading, global pharmaceutical companies including Novartis, Biogen Idec and Serono. Vernalis has established a US commercial operation to promote Apokyn(R) and co-promote Frova(R) alongside its North American licensing partner, Endo Pharmaceuticals, progressing the company towards its goal of becoming a sustainable, self-funding, R&D-driven, speciality bio-pharmaceutical company. For further information about Vernalis, please visit www.vernalis.com.

                                   -- ends --

Enquiries:


Vernalis plc                                           +44 (0) 118 977 3133

Simon Sturge, Chief Executive Officer
Tony Weir, Chief Financial Officer
Julia Wilson, Head of Corporate Communications

Lazar Partners Ltd
Gregory Gin                                            212-867-1762

Vernalis Forward-Looking Statement

This news  release  may  contain  forward-looking  statements  that  reflect the
Company's current expectations regarding future events including the clinical development and regulatory clearance of the Company's products and including that of Frova(R) for menstrual migraine, the Company's ability to find partners for the development and commercialisation of its products, the benefits of re-acquiring Frova(R) in North America and the partnership with Endo on the Company's liquidity and results of operations, as well as the Company's future capital raising activities. Forward-looking statements involve risks and uncertainties. Actual events could differ materially from those projected herein and depend on a number of factors including the success of the Company's research strategies, the applicability of the discoveries made therein, the successful and timely completion of clinical studies, including with respect to Frova(R) and the Company's other products, the uncertainties related to the regulatory process, the ability of the Company to identify and agree beneficial terms with suitable partners for the commercialisation and/or development of Frova(R) and other products, as well as the achievement of expected synergies from such transactions, the acceptance of Frova(R) and other products by consumers and medical professionals, the successful integration of completed mergers and acquisitions and achievement of expected synergies from such transactions, and the ability of the Company to identify and consummate suitable strategic and business combination transactions.



                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



Date: October 02 2006                         Vernalis PLC
                                                   (Registrant)

                                                    By:______________
                                                       Tony Weir
                                                       Chief Financial Officer